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Form of
Pricing Opinion of Welco Securities, Inc.

Date:


John Trimble, President
Metropolitan Investment Securities, Inc.
917 W. Sprague Avenue
Spokane, Washington 99210

     Re: Summit Securities, Inc. Offering of $15,000,000 of Variable Rate Cumulative Preferred Stock, Series S-1

Dear Mr. Sandifur:

     This letter will serve to confirm our engagement as a "qualified independent underwriter" as that term is defined in Sections 2(l)
(1) through (7) of Schedule E to the NASD bylaws, as amended
("Schedule E").

     Based upon our review of the registration statement, and the performance of "due diligence" as required in Section 3 (c) (1) to Schedule E, it appears that the price of $100.00 per share on the Variable Rate Cumulative Preferred Stock, Series S-1 (provided that the manner in which the computation of dividends are those set forth in Exhibit A to the Agreement to Act as "Qualified Independent
Underwriter" dated January       , 1994, which is filed as Exhibit
1(b)(ii) to the registration statement referred to hereafter,) is no higher than that which we would recommend.

     We hereby consent to the use of our name as a "qualified
independent underwriter," to the Registration Statement (SEC File No.
33-              ).

                         Very truly yours,

                         WELCO SECURITIES, INC.

                         By:_______________________________________
                              Kenneth S. Shapiro, President

KSS/mm
cc: National Association of Securities Dealers, Inc.